

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

May 28, 2010

Nadeem Lila
President
Varca Ventures, Inc.
23 Kincora Grove, NW
Calgary, Alberta, Canada T3R OA4

> **Re: Varca Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File Number 333-166548**

Dear Mr. Lila

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note that this offering involves 100% of your public float, and that the selling shareholders originally acquired these shares less than three months prior to the filing of the registration statement. Please provide an analysis as to why this is not a primary offering with the selling shareholders acting as underwriters.

2.   Confirm that all dollar amounts shown in the registration statement are U.S. dollars. We note that the engineer's report estimates that Phase 1 exploratory work will cost "$23,000 (Can)" and Phase 2 will cost "$66,000 (Can)." We also note that these exact amounts are shown in your registration statement but without the "(Can)" reference.

Nadeem Lila
Varca Ventures, Inc.
May 28, 2010
Page 2

3.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the foreseeable future.

Management's Discussion and Analysis or Results of Operations, page 26

4.   You state on page 3 that your officer and director will not loan you money and here you state that he is unwilling to make any commitment to loan you money. However, you also refer to "loans from related parties," "loans from our officers or others," and "advances from our sole director and officer." Please clarify.

Biographical Information, page 29

5.   Provide the information required by Regulation S-K, Item 401(f) for the past ten years rather than five years.

Corporate Governance, page 31

6.   Describe the structure of the board of directors as required by Item 407(h) of Regulation S-K.

Exhibit 5.1

7.   The legal opinion states that the shares "will be, after subscription for and when issued in the manner described in the Registration Statement," legally and validly issued, fully paid and non-assessable. Please obtain a legal opinion that opines on the shares that have already been issued.

Engineering Comments

Property Description and Location, page 19

8.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If the property is not material to your company, please provide a statement to that effect. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Property Description and Location, page 19

Exhibit 99.1 Adjacent Properties page 17

9.   We note your disclosure in these sections, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

Exhibit 99.1 Treasure Mountain page 21

3.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings.   The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.   Please remove all resource disclosure.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3710 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kristen A. Baracy, Esq.
        via facsimile: (312) 454-0261